SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900 Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Notice to the Market

Banco Bradesco S.A. (“Bradesco”), through its undersigned Investor Relations Officer, in response to the Official Letter No. 190/2015/CVM/SEP/GEA-1 received on June 18, 2015 (Attachment) and complementing the “Notice to the Market” disclosed on June 5, 2015, informs its shareholders and the market in general that it continues evaluating business opportunities that are in line with its growth strategy, in particular those of greater relevance and that may add value to their shareholders.

In accordance with the applicable legislation, notably the CVM Instruction No. 358/2002, any relevant facts relating to the activities or operations of Bradesco will be duly informed to the market.

Cidade de Deus, Osasco, SP, June 19,  2015.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

Should   you  have  any  questions  or   require  further  information,  please  contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

A T T A C H M E N T

Official Letter No. 190/2015/CVM/SEP/GEA-1

Rio de Janeiro, June 18, 2015

To Mr.

Luiz Carlos Angelotti

Investor Relations Officer

BANCO BRADESCO S.A.

Núcleo Cidade de Deus - Prédio Vermelho, 4º andar - Vila Yara

Osasco – SP

CEP: 06029-900

Fax: (11) 3684-4630 /Telephone: (11) 3681-4011

E-mail: 4000.diretoria@bradesco.com.br

c/c: gre@bvmf.com.br

SUBJECT:      Request for Clarifications on news article

Mr. Officer,

1.                                          In reference to news article published on June 18, 2015, in the newspaper VALOR ECONÔMICO, under the headline “Final proposal for HSBC is scheduled for July”, in which there are, respectively, amongst other pieces of information:

Bradesco has made a proposal to buy the Brazilian unit of HSBC, but the final bid (binding offer) will only be made in July, said the Bank CEO, Luiz Carlos Trabuco Cappi, during participation in event in São Paulo.

“We have made an offer and we're analyzing. The final offer will only be made in the month of July, by the timetable set by the seller.” he said. “The size of the check will be decided at the last minute”, said the executive, without giving more details about the transaction.

Trabuco ruled out that the purchase brings worries of Bank concentration. “The Brazilian financial system has never been so concentrated as today and the competition has never been so fierce.”

Last week, the HSBC headoffice issued a notice making it official that it will leave Brazil and Turkey. The bank has decided to focus its operations in Asia and tries to save up to US$ 5 billion in costs until 2017.

 [...]

2.                                          In this regard, we ask your manifestation about the veracity of the statements published in the news article and, if confirmed, to clarify the reasons why the Company has understood that it is not considered a Material Fact pursuant to CVM Instruction No. 358/2002.

A T T A C H M E N T

3.                                          Such manifestation must occur through the Empresa.NET System, category: Notice to the Market, type: Clarifications on CVM/BOVESPA Requests, subject: News Published in the Media, which shall include the transcript of this official letter.

4.                                          We emphasize that, in accordance with article 3 of CVM Instruction No. 358/02, it is incumbent on the Investor Relations Officer to disclose and communicate CVM and, if appropriate, the stock exchange and over-the-counter market entity where the securities issued by the company are admitted to trading, any material act or fact occurred or related to its businesses, as well as to ensure its wide and immediate dissemination at the same time in all the markets where such securities are admitted to trading.

5.                                          We still remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, of inquiring the managers and controlling shareholders of the Company, in order to ascertain whether these would have knowledge of information that should be disclosed to the market.

6.                                          Finally, we clarify that the CVM understands that, in the event of information leakage or if the papers issued by the company move atypically, the fact must be immediately released, even if the information relates to operations under negotiation (not completed), initial agreements, feasibility studies or even the mere intention of conducting of business (OFFICIAL LETER/CVM/SEP/ Nº 02/2015).

7.                                          We bring to your mind that, for proper legal purposes, the non-compliance with the information request, within 1 business day shall subject the Company, based on item II, of article 9, of Law No 6,385/1976, and article 7, combined with article 9, of CVM Instruction No. 452/2007, to application of coercive fine, in the amount of R$1,000.00 (one thousand reais).

                        Sincerely,

Nilza Maria Silva de Oliveira	Fernando Soares Vieira
Company Monitoring Manager 1	Companies Relations Superintendent

CJP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 19, 2015

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

            Investors Relation Officer